Filed by ICON plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: PRA Health Sciences, Inc.
(Commission File No. 001-36732)
Date: February 24, 2021

The following is a presentation made to investors and analysts by ICON plc and posted on its website, www.iconplc.com, on February 24, 2021:

ICON

ICON

+

PRA Health Sciences

Transaction Announcement

Creating A World Leading Healthcare Intelligence and Clinical CRO

February 24th, 2021

Forward-Looking Statement

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON plc ("ICON") and PRA Health Sciences, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON's and PRA's future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "intend," "plan," "believe," "project," "estimate," "expect," "may," "should," "will" and similar expressions. All such forward-looking statements are based on current expectations of ICON's and PRA's management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON's or PRA's respective businesses; restrictions during the pendency of the potential transaction that may impact ICON's or PRA's ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON's or PRA's stock prices; transaction costs; ICON's ability to achieve the benefits from the proposed transaction; ICON's ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON's or PRA's control (including public health crises, such as pandemics and epidemics); risks regarding PRA's ability to maintain large customer contracts or enter into new contracts; PRA's ability to attract suitable investigators and patients for its clinical trials; PRA's ability to keep pace with rapid technological change; PRA's potential liability if a patient is harmed; and the factors set forth under the heading "Risk Factors" of ICON's Annual Report on Form 20-F and PRA's Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the "SEC"). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON's website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA's website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term "PRA" and such terms as "the company," "the corporation," "our," "we," "us" and "its" may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

Today's presenters

ICON



Brendan Brennan
CFO

ICON



Dr. Steve Cutler
CEO

PRA Health Sciences



Colin Shannon
President, CEO

ICON & PRA Health Sciences

Creating a leading healthcare intelligence and clinical CRO

	ICON	PRA Health Sciences
Leadership	**#6 Clinical CRO**[1]	**#5 Clinical CRO**[1]
Headquarters	Headquarters in **Dublin, Ireland**	Headquarters in **Raleigh, NC, USA**
Footprint	**~16k** Headcount / Offices in **41 countries**	**~19k** Headcount / Offices in **42 countries**
Financials	**~$2.8bn** revenues[2]	**~$3.2bn** revenues[2]

A Global CRO Leader

~35k Combined Headcount

~$6.0bn PF '20 Revenue

~$1bn PF '20 Adj. EBITDA[3]

[1] Rank based on 2020 CYE revenue. [2] 2020 CYE revenue. [3] See appendix for reconciliation.

Together, we are stronger

- Combination creates a world leading healthcare intelligence and clinical CRO
- Broader service & geographic offerings, deeper therapeutic & functional capabilities
- Innovative DNA with best-in-class clinical trial technology
- Differentiated decentralized and hybrid trial solutions
- Partnerships with majority of world's top biopharma companies
- Shared track record of operational excellence and robust financial performance
- Significant growth and shareholder value creation expected

Significant growth and shareholder value creation expected

Long-Term Growth Outlook	– Revenue CAGR: **high single digits** – Adj. EBITDA CAGR: **low-teens** – Adj. EPS CAGR: **mid-teens +**
Cost and Revenue Synergies	– **$150mm** run-rate cost synergies fully realized in ~4 years – Significant potential for revenue synergies (not included in outlook)
Tax Impact	– **Target 14%** run-rate blended tax rate within ~4 years
Shareholder Value	– **Double-digit accretive to Adj. EPS in first full year,** growing to 20%+ thereafter – **Robust cash flow generation** drives rapid deleveraging

Transaction summary

Terms	– $12bn cash and stock transaction – $80 per share in cash and 0.4125 shares of ICON stock based on a fixed exchange ratio – PRA shareholders will own ~34% of the combined company – Premium of ~30% to PRA's closing price as of February 23rd, 2021
Financing	– Pro forma net debt / PF Adj. EBITDA of ~4.5x at close, targeting <2.5x by the end of 2023
Company Headquarters	– Headquarters in Dublin, Ireland
Leadership / Governance	– Dr. Steve Cutler to serve as CEO and Brendan Brennan to serve as CFO – Ciaran Murray, Chairman of the Board – Colin Shannon to join ICON board. PRA to designate one additional board member
Closing Considerations	– Transaction expected to close in Q3 2021 – Subject to customary closing conditions including regulatory and shareholder approvals


24,405
23,785
24,405
23,785

Investment highlights

As healthcare markets change, customer needs are evolving

The CRO market is changing…	…leading to changes in customer needs
Shift to emerging therapies e.g. Cell & Gene, requires deeper expertise at CROs	1 **Globally-scaled expertise & solutions** to support faster trials
Speed to market during Covid re-setting development timeline expectations	2 **Flexible delivery approaches** to achieve more for the same cost or less
Accelerated adoption of telemedicine & digitization - growing use of decentralized trials	3 **Innovative solutions to** deliver decentralized and hybrid trials
Greater awareness of clinical trials presents opportunity to broaden patient access globally	4 **Enhanced access to more diverse patients**
Clinical research as a care option, greater need to leverage real world data to improve outcomes	5 **Greater Real World insights** to support enhanced decision making

ICON + PRA Health Sciences **will address these customer needs**

Together, we will create a leading clinical CRO…



Estimated 2020 CRO Revenue[1]
$ Bn
$5.8
$5.7
$4.9
$4.7
$3.3
$2.9
$2.8
$2.8
$0.9
IQVIA
ICON
+
PRA Health Sciences
COVANCE
PPD
Syneos Health
PRA Health Sciences
ICON
PAREXEL
MEDPACE

[1] *Source: Company filings and management estimates. IQIVA is R&D Solutions segment only. Syneos is Clinical segment only. PRA excludes Data Solutions.*

With enhanced global footprint and leadership in key geographies…


~35,000 combined headcount
~13,500
NAM
~12,800
EMEA
~2,100
LatAm
~1,200
China
~1000
Japan
~6,600
APAC

A Diversified Business…

Well-Represented in All Customer Segments[1]


47%
53%
Large Biopharma
Small, Mid & Emerging Biopharma

Largest Customer <10% of Direct Fee Revenue[1]

Broad Therapeutic Mix[2]


2%
2%
2%
14%
30%
3%
5%
6%
9%
12%
15%
Oncology
Immunology
Anti-Infectives & Vaccines
Hematology
CNS and Pain
Dermatology
Cardiovascular
Hepatology
Endocrinology
All Other
Gastroenterology

Diversified Therapeutic Portfolio[2]

[1] Based on combined 2020 CYE direct fee revenue. [2] Based on combined 2020 CYE direct fee revenue excluding FSP and Data Solutions. "Other" therapeutic category includes Genitourinary, Musculoskeletal, Respiratory, Ophthalmology and other therapeutic areas.

Offering scaled and differentiated customer solutions…

Scale in key service areas	Differentiated DCT Solutions	Innovative RWE Solutions	Broader Cross-selling opportunities
Full Service Clinical #2 in Segment[1]	ICON Sites	ICO RWE Operations	Central & Specialty Labs
Functional Solutions #1 CRO in Segment[1]	Symphony Clinical Research	ICO Late Phase Consulting	Accellacare Site Network
Early Phase ~#2 in Segment[1]	ICON Wearables Experience	Real World Data Solutions	Language Services
Late Phase / RWE #3 in Segment[1]	PRA Mobile Health & DCT Platform	Mobile & Health Platforms	Medical Imaging
Central & Specialty Labs #4 in Segment[1]	PRA Connected Health	Care Innovations	Early Phase Solutions
	PRA Virtual Trial Experience		Broader Functional Services
			Real World Data Solutions

[1] *Management estimates. Direct fee revenue basis.*

With a suite of tools to create a new paradigm for bringing clinical research to patients

Access to Patients
- Pediatric Site Network
- Clinical Research Units
- Accellacare
- Oncacare

Analytic Platforms
- OneSearch
- Patient Clinical Trial Matching
- DeepLens
- AI/ML EHR Trial Matching

Real World Data
- Integrated Dataverse IDV
- Laboratory Data
- Imaging & IRT Data
- MAPI Trust



Patient Platforms
- Mobile Health Platform
- Care Innovations
- Wearables
- MAPI Clinical Outcome Assessment Tools

Site Platforms and Support
- Telehealth
- Direct to Patient Call Center
- Nextrials eSource
- Care Innovations Remote Patient Monitoring
- Firecrest

Home Health Services
- Symphony Clinical Research



Financial highlights

Strong track record of shareholder value creation


Share price appreciation since 2015[1]
+426%
+308%
+186%
+181%
PRA Health Sciences
ICON
NASDAQ
Peer composite[2]

[1] As of February 22, 2021. [2] Includes CRL, SYNH, PRXL, LH and IQV; PRXL share price appreciation measured until unaffected date prior to sale (May 5, 2017).

Position of strength – Strong Q4 2020 reported performance

ICON

Revenue *(Direct Fee & Pass Through)*	**$760m**
YoY Growth	**+4.8%**
EBITDA	**$137m**
Margin	**18.0%**
YoY Growth	**+4.6%**
EPS	**$1.90**
YoY Growth	**+4.0%**
Net Book-to-Bill *(Direct Fee & Pass Through)*	**1.42x**

PRA Health Sciences

Revenue *(Direct Fee & Pass Through)*	**$873m**
YoY Growth	**+9.1%**
Adj. EBITDA[1]	**$153m**
Margin	**17.5%**
YoY Growth	**+2.7%**
Adj. EPS[2]	**$1.55**
YoY Growth	**+0.6%**
Net Book-to-Bill *(Direct Fee & Pass Through)*	**1.80x**

EBITDA and EPS figures are on existing reporting policies basis.

[1] Excludes impact of stock-based compensation and non-recurring items. [2] Excludes impact of stock-based compensation, amortization of intangible assets and non-recurring items.

Strong growth expected

Revenue

High single digits

- Robust standalone momentum
- Strength across all customer sizes
- Excludes impact of revenue synergies

Adj. EBITDA

Low-double digits

- Strong-track record of best-in-class cost management expertise
- Optimizing footprint
- Duplicative infrastructure

Adj. EPS

Mid-teens +

- Significant tax synergies
- Financing raised at attractive capital costs
- Cash flow supports rapid de-leveraging

Significant cost and tax synergies

Cost synergies

- Optimizing business processes
- Leveraging global support infrastructure
- Optimizing IT infrastructure
- Reducing corporate costs
- Facilities-related savings

$150mm run-rate cost synergies fully realized in ~4 years

Tax synergies

- Targeting ~14% blended tax rate within ~4 years
- Industry low tax rate and strong cash flow generation supports growth and reinvestment into new capabilities

Free cash flow generation to drive rapid deleveraging and support growth

Anticipated sources & uses

($ in billions)	
New Transaction Debt	$6.0
Equity	5.8
Cash from Balance Sheet at Close	1.7
Total Sources	**$13.5**
Equity Purchase Price	$11.1
Refinance Existing Target & Buyer Debt	1.6
Minimum Cash and Other Transaction Expenses	0.7
Total Uses	**$13.5**

Strong balance sheet and free cash flow

Highlights

Rapid deleveraging driven by expected strong free cash flow generation

~4.5x At Close → **<2.5x** YE 2023E Target

Anticipated pro forma cap table

New Term Loan	$4.0
Other Secured Indebtedness	2.0
Total Gross Debt	**$6.0**
Net Debt / PF Adj. EBITDA	~4.5x

Together, we are stronger

ICON

PRA Health Sciences

- Combination creates a world leading healthcare intelligence and clinical CRO
- Broader service & geographic offerings, deeper therapeutic & functional capabilities
- Innovative DNA with best-in-class clinical trial technology
- Differentiated decentralized and hybrid trial solutions
- Partnerships with majority of world's top biopharma companies
- Shared track record of operational excellence and robust financial performance
- Significant growth and shareholder value creation expected

Our shared mission is to innovate to save lives – together, we can go even faster


ICON
Our mission is to accelerate the development of drugs and devices that save lives and improve quality of life.
Innovating to save lives
PRA Health Sciences
We help change people's lives for the better every single day. It's who we are. Innovating to help people is at the heart of our process, but it's even more than that. It's also our privilege.

Appendix

2020 CYE Reconciliation of Pro Forma Financials

	ICON	PRA	Pro Forma
Revenue	**$2,797.3m**	**$3,183.4m**	**$5,980.7m**
YoY Growth	*(0.3%)*	*3.8%*	
Net income attributable to ICON / PRA (GAAP)	$332.3m	$197.0m	$529.4m
Net income attributable to noncontrolling interest	$0.6m	-	$0.6m
Share of equity method investments	$0.4m	-	$0.4m
Depreciation and amortization expense	$66.1m	$131.6m	$197.8m
Interest expense, net	$10.3m	$43.1m	$53.4m
Provision for income taxes	$47.9m	$62.0m	$109.8m
EBITDA	**$457.6m**	**$433.8m**	**$891.4m**
Margin %	*16.4%*	*13.6%*	*14.9%*
Stock-based compensation expense	$27.8m	$69.4m	$97.2m
Contingent consideration adjustments[1]	($0.8m[1])	($44.5m[2])	($45.2m)
Restructuring	$18.1m	-	$18.1m
Adjusted EBITDA	**$502.8m**	**$458.7m**	**$961.5m**
Margin %	*18.0%*	*14.4%*	*16.1%*

[1] Release of contingent consideration related to the acquisition of Symphony Clinical Research and revaluation of liabilities related to the acquisition of MeDiNova.
[2] Release of contingent consideration related to the acquisition of Care Innovations.

ICON Q4 & FY 2020

Backlog metrics
($bn)



+13.4%
8.6
8.7
9.1
9.4
9.7
$bn
8.7%
8.3%
7.1%
7.8%
8.1%
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Closing Backlog
Burn rate

Revenue: quarterly & annual
($m)



725
715
620
702
760
$m
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020



2,806
2,797
FY 2019
FY 2020

Gross margin: quarterly and annual


Percentage of Revenue
$m
725
715
620
702
760
29.9%
29.3%
28.1%
29.7%
29.6%
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Revenue
Gross Margin %


2,806
2,797
29.6%
29.2%
FY 2019
FY 2020

SG&A: quarterly and annual


Percentage of Revenue
$m
725
715
620
702
760
11.9%
12.2%
13.5%
11.8%
11.6%
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Revenue
SG&A %


2,806
2,797
12.0%
12.2%
FY 2019
FY 2020

Operating margin: quarterly and annual


Percentage of Revenue
$m
725
715
620
702
760
15.9%
14.9%
12.1%
15.4%
15.8%
Q4 2019
Q1 2020
Q2 2020*
Q3 2020
Q4 2020
Revenue


2,806
2,797
15.4%
14.6%
FY 2019
FY 2020*

* Excludes impact of non-recurring charges.

Earnings per Share attributable to the group: quarterly and annual


183
170
120
172
190
¢
Q4 2019
Q1 2020
Q2 2020*
Q3 2020
Q4 2020


6.88
6.53
FY 2019
FY 2020*

* Excludes impact of non-recurring charges.

Balance sheet and cash flow

	FY 2020 31-Dec-20	FY 2019 31-Dec-19
DSO*	**41**	54
Capital Expenditure	**$51.1m**	$50.6m
Cash from Operating Activities	**$568.0m**	$412.5m
Net Cash Balance	**$493.6m**	$220.3m
Gross Cash Balance	**$842.0m**	$569.9m
Gross Debt**	**$350.0m**	$350.0m

* Calculated on a comparative non-GAAP basis. ** Reflects principal value.

Q4 year-on-year comparison summary

	Q4 2020	Q4 2019
Revenue^	**$760m**	$725m
Gross Margin	**29.6%**	29.9%
SG&A (percentage of revenue)	**11.6%**	11.9%
Operating Margin	**15.8%**	15.9%
Net Income attributable to Group (percentage of revenue)	**13.3%**	13.6%
EPS attributable to Group	**190c**	183c

^ 4.8% reported increase. 3.3% constant currency growth.

FY year-on-year comparison summary

	FY 2020*	FY 2019
Revenue^	**$2,797m**	$2,806m
Gross Margin	**29.2%**	29.6%
SG&A (percentage of revenue)	**12.2%**	12.0%
Operating Margin	**14.6%**	15.4%
Net Income attributable to Group (percentage of revenue)	**12.4%**	13.3%
EPS attributable to Group	**$6.53**	$6.88

* Excludes impact of non-recurring charges.
^ 0.3% reported decline. 0.5% constant currency decline.

FY 2021 guidance – ICON Standalone

	Guidance	YoY % Increase
Revenue	$3,200m - $3,300m	14.4% - 18.0%
EPS	$8.10 - $8.50	24.0% - 30.2%

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